Correspondence

Suite 602, China Life Tower
No.16, Chaowai Street
Chaoyang District
Beijing, China
Zip: 100020
Fax: 86-10-85253883

May 8, 2007

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	China Biopharmaceuticals Holdings, Inc
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 (Filed August 28, 2006)
Form 10-QSB for the Period Ended September 30, 2006 (Filed November 14, 2006)
File No. 000-09987

Dear Mr. Rosenberg:

On behalf of CHINA BIOPHARMACEUTICALS HOLDINGS, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 19, 2007 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-KSB for the year ended December 31, 2005, as amended, (the “Form 10-KSB/A”) and Form 10-QSB for the period ended September 30, 2006 (File No. 000-09987) (the “Form 10-QSB”).

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Form 10-KSB/A for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies, page 23
(2) Accounts Receivable, page 24

1.	We read your response to comment one. Please confirm that you will include the roll forward in the 2006 10-KSB. Also verify that you did not have any write-offs that resulted in a reduction to the “Provision for 2005.”

Answer: We have included the roll forward in our 2006 10-KSB as filed; we further verify that we had no write-offs that resulted in a reduction to the “Provision for 2005".

Consolidated Financial Statements
Statements of Cash Flows, page F-6

2.	We read your response to comment two. We believe that additional disclosure regarding this reclassification would be useful to investors. Please confirm that you will include an explanatory note in the 2006 10-KSB that describes this reclassification.

Answer: We have included an explanatory note in our 2006 10-KSB as filed that describes the reclassification.

Notes to Consolidated Financial Statements, page F-7
Note 2-Significant Accounting Policies, page F-8
Revenue and Revenue Recognition, page-10

3.	We read your response to comment four. Please confirm that you will include the additional disclosure provided in the 2006 10-KSB. Also further clarify for us that all milestones are substantive and not derived solely from arriving at a “specific date” as included in the first sentence of your response.

Answer: We have included the additional disclosure provided in our 2006 10-KSB as filed; we further verify that all milestones are substantive and not derived solely from arriving at a “specific date”.

4.	We read your response to comment five. Please confirm that you will disclose the breakout of revenue from sales of product in the 2006 10-KSB.

Answer: We have included the disclosure regarding breakout of revenue from sales of product in our 2006 10-KSB as filed.

Note 15-Business Combinations, page F-23

5.	We read your response to comment seven. Please provide to us a better description of the “appraisal” used to determine your stock price at the time you revised the purchase price of the acquisition as described in your response, Please better explain to us what the “bid” price of the stock represents, i.e. how was the bid determined. We recognize that an allocation period may be required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. However, we continue to believe that the original purchase price should have been based on the consideration given at the time of the acquisition as determined by the fair value of the shares issued at that time and not a retrospective fair value analysis of that consideration.

Answer:

The “appraisal” used to determine our stock price at the time we revised the purchase price of the acquisition is obtained from an appraisal report provided by an independent Chinese CPA firm, in which the acquiree’s assets and liabilities were evaluated based on the market condition and the acquiree’s business.

At the closing dates of our acquisitions of Erye and Hengyi, the market price of our Company’s common stock is not readily available because our shares were not traded then. Accordingly a market “bid” price of the stock was not readily determinable. Under the circumstances we tried to make an estimate of the fair value of our shares based on the best available evidence, and such evidence included the net assets of our Company at the time of these acquisitions, the current and future expected profit and loss position of our Company at the time of these acquisitions, and other commonly accepted indicators of the value of a going concern. This evidence was a critical factor in our negotiations to acquire Erye and Hengyi, and the ultimate consideration was a negotiated price based on these factors.

In determining the cost of the acquired equity, we considered all aspect of the acquisition and weighed the consideration we paid and the assets we received. Since we have the above mentioned independent appraisal report from a Chinese CPA firm and according to our management’s understanding and judgment about the acquiree’s assets and liabilities, we believe that the net fair value of assets acquired and debt assumed was more readily determinable and evident. In preparing financial statements for the year ended December 31, 2005, the Company’s management reevaluated the stock price used for the acquisition, in light of the lack of active trading and the absence of a market-determined price for the stock at the time of the acquisition. Under guidance of FASB 141, the Company opted to use the acquiree’s fair value as the best, verifiable estimate of purchase consideration. As a result, the value of the stock issued and the cash consideration transferred were adjusted to be equivalent to the net fair value of the acquired target, resulting in an offsetting write-down of both goodwill and paid in capital during the fourth quarter of 2005. There was no income statement effect from this change in valuation. We believe that this approach would result in a more reasonable and fairer presentation of the acquired net asset.

Form 10-QSB—September 30, 2006
Consolidated Statements of Cash Flows, page 5

6.	Please explain to us how the receivable from Enshi’s former shareholders represents an investing activity given that the activity that generated this receivable seems to be the recovery of a dividend-like payment.

Answer: The Company was not under obligation to pay this amount. The payment was made in connection with receivables recorded on the Company’s books of approximately $2.6 million. Such receivables were later determined to be non-existent and an 8-k has already been filed stating the non-reliance on the financial statements included in 10-QSBs filed for June 30, 2006 and September 30, 2006 as filed.

Note 8-Related Parties Transactions, page 18
Short Term Loans-Related Parties, page 20

7.	Please explain to us why the “Term” in your table for these short loans is disclosed as long term. In addition, please explain to us why the line item “Proceeds from short term loans-related parties” in the statement of cash flows reflects payment.

Answer: The short term loans were inaccurately disclosed as long term and will change in an amendment to the 10-QSB. Additionally, “Proceeds from short term loans-related parties” will be changed to “Payment on short term loans-related parties”.

Note 15-Business Combination, page 24
Divestiture of Suzhou Hengyi, page 26

8.	The operating results of a discontinued operation should be reported separately, net of applicable income taxes, for all periods presented, including any gain or loss recognized. Please provide us with a revised income statement which presents the gain from discontinued operations in accordance with SFAS 144. In addition, please tell us how the gain of $96,896 was calculated. Finally, please tell us how the gain of $96,869 was calculated. Finally, please tell us what the ‘discontinued operations effect’ on the statement of cash flows represents and how it was calculated. Please confirm whether the cash flows generated from discontinued operations have been included with the cash flows from continuing operations for operating and financing activities.

The presentation was revised in the 2006 10-KSB and will be revised in an amendment to the September 30, 2006 10-QSB. The previously reported gain of $96,896 has been revised to a loss of $603,169.

The following is the calculation of the loss on discontinued operation:

Hengyi's Net Asset as of 6/30/2006:
Total Assets	$9,369,603.93
Total Liabilities	(4,904,077.06)
Minority Interest in Sintofarm	(855,213.89)

Total Net Asset	3,610,312.98

CBH's ownership interest in Hengyi as of 6/30/2006	2,735,194.78	75.7606%

Consideration for the rescission:
Cash receivable	620,000.00
Cancellation of investment payable	980,000.00
CaNcellation of 1,200,000 shares issued	532,026.02

Total Consideration	2,132,026.02

Loss on discontinued operations	$(603,168.76)

The footnote disclosures on the divestiture in our 10KSB of year 2006 and amended 10QSB of September 30, 2006 are revised as follows:

On August 28, 2006, the Company entered to an agreement with the minority shareholders of Suzhou Hengyi to rescind and terminate the purchase of Hengyi and its 50% subsidiary, Suzhou Sintofarm. Pursuant to the agreement all consideration paid to the shareholders of Hengyi of 1,200,000 shares of the Company’s common stock and $620,000 in cash, which will be returned to the Company in three installments by March 2008. As of December 31, 2006, the 1,200,000 shares of common stock were returned and cancelled. The Company will not have any other obligations to Hengyi or its shareholders. Simultaneously the 75.8% ownership interest of Hengyi will be returned to Hengyi’s shareholders or its designated party. As a result, Hengyi will cease to be a subsidiary of the Company.

All the parties to the rescission agreed that the transaction took effect as of July 1, 2006, considering the fact that there was a significant change in the financial condition and operating performance of the two companies. The Company recognized a loss on discontinued operation, net of tax effect, of $603,169, for the year ended December 31, 2006. The results of operations and cash flows for Hengyi have been reported within discontinued operations in the accompanying statements, and prior periods have been recast.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Policies, page 32
Accounts Receivable, page 32

9.	We read your response to comment 12. Please confirm that you will include a discussion of your days sales outstanding and an aging of your accounts receivable in the 2006 10-KSB.

Answer: We have included a discussion of our days sales outstanding and an aging of our accounts receivable in the 2006 10-KSB.

Liquidity and Capital Resources, page 38

10.	Please confirm that you will remove the explanation of “dividend paid to shareholders” within your discussion for net cash used in investing activities in the 2006 10-KSB since you have now classified thisas a financing activity.

Answer: We have removed the explanation of “dividend paid to shareholders” within our discussion for net cash used in investing activities in the 2006 10-KSB.

Form 8-K filed July 5, 2006

11.	We read your response to comment 13. Please tell us when you plan to file the amendment to the Form 8-K.

Answer: The 8-K is being filed in conjunction with this response letter.

* * * *

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 8610-8525-1616 or Howard H. Jiang, the Company’s General Counsel, at (212) 626-4917 (email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682).

Very truly yours,

/s/ Chris Mao Peng
Chief Executive Officer